Foamix Pharmaceuticals Ltd.
2 Holzman Street, Weizmann Science Park
 Rehovot 76704, Israel

September 22, 2016

BY EDGAR

Suzanne Hayes
Assistant Director
Securities and Exchange Commission
Office of Healthcare and Insurance
100 F Street, N.E.
Washington, DC 20549

Re:          Foamix Pharmaceuticals Ltd.
Registration Statement on Form F-3
(File No. 333-207546)

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933 (the "Securities Act"), Foamix Pharmaceuticals Ltd. (the "Company") hereby requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the "Commission") so that the Registration Statement, as amended, will become effective under the Securities Act at 5:00 p.m. ET on September 23, 2016 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Andrea L. Nicolas of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3416 and that such effectiveness also be confirmed in writing.

Very truly yours,

FOAMIX PHARMACEUTICALS LTD.

/s/ Ilan Hadar
By:	Ilan Hadar
Title:	Chief Financial Officer

cc:	Phyllis G. Korff, Esq.
Andrea L. Nicolas, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036